Exhibit 21.1

SUBSIDIARIES OF PRECISION BIOSCIENCES, INC.

Legal Name of Subsidiary	Jurisdiction of Organization

Elo Life Systems, Inc.	Delaware

Elo Life Systems Australia Pty Ltd	Queensland, Australia

Precision BioSciences UK Limited	England and Wales